UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

(Amendment No. 1)

Tender Offer Statement under Section 14(d)(1) or Section 13(e)(1)

of the Securities Exchange Act of 1934

EnPro Industries, Inc.

(Name of Subject Company (Issuer))

3.9375% Convertible Senior Debentures due 2015

(Title of Class of Securities)

29355XAB3

(CUSIP Number of Class of Securities)

Robert S. McLean

Vice President, General Counsel and Secretary

5605 Carnegie Boulevard, Suite 500

Charlotte, North Carolina 28209

(704)731-1500

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing person)

With a copy to:

Stephen M. Lynch

Robinson, Bradshaw & Hinson, P.A.

101 N. Tryon Street, Suite 1900

Charlotte, NC 28246

(704) 377-2536

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount Of Filing Fee(2)
$173,361,984.19	$22,329.02

(1)	This transaction valuation assumes, solely for purposes of calculating the filing fee for this Schedule TO, that all 3.9375% Convertible Senior Debentures due 2015 (the “Convertible Debentures”) of EnPro Industries, Inc. outstanding as of June 30, 2014 will be purchased at the maximum purchase price of $2,301.89 in cash per $1,000 principal amount of Convertible Debentures tendered, plus accrued and unpaid interest up to, but excluding, the assumed payment date of September 15, 2014. The final purchase price per $1,000 principal amount of the Convertible Debentures will be determined in accordance with the pricing formula described in EnPro’s Offer to Purchase, dated August 11, 2014.
(2)	Previously paid. The amount of the filing fee was calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #4 for Fiscal Year 2014, issued February 28, 2014, and equals $128.80 for each $1,000,000 of the value of the transaction.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $22,329.02	Filing Party: EnPro Industries, Inc.
Form or Registration No.: Schedule TO	Date Filed: August 11, 2014

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

SCHEDULE TO

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) by EnPro Industries, Inc., a North Carolina corporation (“EnPro”), on August 11, 2014 (the “Original Schedule TO”), pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with EnPro’s offer to purchase (the “Offer”) for cash any and all of its outstanding 3.9375% Convertible Senior Debentures due 2015 (the “Convertible Debentures”), upon the terms and subject to the conditions set forth in EnPro’s Offer to Purchase, dated August 11, 2014 (as the same may be amended or supplemented, the “Offer to Purchase”), and the related Letter of Transmittal (as the same may be amended or supplemented, the “Letter of Transmittal”), copies of which were attached to the Original Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively. Capitalized terms used herein and not otherwise defined have the meanings ascribed to such terms in the Offer to Purchase or the Original Schedule TO.

Only those items amended are reported in this Amendment No. 1. Except as specifically provided herein, the terms of the Offer remain the same as set forth in the Offer to Purchase and the Letter of Transmittal. You should read this Amendment No. 1 together with the Original Schedule TO, as amended hereby, the Offer to Purchase, as amended hereby, and the Letter of Transmittal.

Items 1, 3, 4(a), 6, 7 and 11(c).

The information set forth in the Offer to Purchase is hereby amended and supplemented as follows:

1.	The section entitled “Summary Term Sheet—Purpose of the Offer” of the Offer to Purchase is hereby amended and supplemented by replacing the two sentences in the right-hand column with the following:

Together with the Revolving Credit Facility described under “The Offer—Purpose of the Transaction; Plans,” “—Source and Amount of Funds” and “—Revolving Credit Facility,” the purpose of the Offer is to provide EnPro with financial flexibility through the refinancing of a portion of its consolidated indebtedness. See “The Offer—Purpose of the Transaction; Plans.”

2.	The section entitled “Summary Term Sheet—Source and Amount of Funds” of the Offer to Purchase is hereby amended and supplemented by replacing the last two sentences in the right-hand column with the following:

EnPro intends to fund the purchase of the Convertible Debentures purchased in the Offer from borrowings under its Revolving Credit Facility, which was completed and became effective on August 28, 2014 on terms and conditions satisfactory to EnPro. See “The Offer—Source and Amount of Funds.”

3.	The section entitled “Summary Term Sheet—Conditions to the Offer” of the Offer to Purchase is hereby amended and supplemented by adding the following sentence:

The Financing Condition (as defined under “Conditions to the Offer”) was satisfied on August 28, 2014.

4.	The second paragraph of the section entitled “The Offer—Expiration Time; Extension; Amendment; Termination” of the Offer to Purchase is hereby amended and supplemented by adding the following sentence:

The Financing Condition was satisfied on August 28, 2014.

5.	The section entitled “The Offer—Purpose of the Transaction; Plans” of the Offer to Purchase is hereby amended and supplemented by deleting the last paragraph thereof and inserting in lieu thereof the following:

We intend to fund the purchase of the Convertible Debentures purchased in the Offer from borrowings under our Revolving Credit Facility, which was completed and became effective on August 28, 2014 on terms and conditions satisfactory to us. Our obligations under the Revolving Credit Facility have been guaranteed by all of our direct and indirect domestic subsidiaries other than GST (defined below). See “—Source and Amount of Funds.”

6.	The section entitled “The Offer—Source and Amount of Funds” of the Offer to Purchase is hereby amended and supplemented by deleting the last four paragraphs therein and inserting in lieu thereof the following paragraph:

We intend to fund the purchase of any and all of the Convertible Debentures validly tendered, and not validly withdrawn, in the Offer with borrowings under our Revolving Credit Facility, which was completed and became effective on August 28, 2014 on terms and conditions satisfactory to us. See “—Revolving Credit Facility.” Accordingly, the Financing Condition was satisfied on August 28, 2014.

7.	The section entitled “The Offer—Revolving Credit Agreement” of the Offer to Purchase is hereby amended and supplemented by deleting the text under that heading and replacing it with the following:

On August 28, 2014, EnPro entered into an Amended and Restated Credit Agreement (the “Amended Credit Agreement”) dated as of August 28, 2014 among EnPro and Coltec Industries Inc, a wholly owned subsidiary of EnPro (“Coltec”), as borrowers, the guarantors party thereto, the lenders party thereto and Bank of America, N.A., as Administrative Agent, Swing Line Lender and L/C Issuer. The Amended Credit Agreement provides for a five-year, senior secured revolving credit facility of $300.0 million (the “Revolving Credit Facility”). The Amended Credit Agreement became effective on August 28, 2014.

Borrowing availability under the Revolving Credit Facility is not limited by reference to a borrowing base. Initially, borrowings under the Revolving Credit Facility bear interest at an annual rate of LIBOR plus 1.75% or base rate plus 0.75%, although the interest rates under the Revolving Credit Facility are subject to incremental increases based on a consolidated total leverage ratio. In addition, a commitment fee accrues with respect to the unused amount of the Revolving Credit Facility at an annual rate of 0.20%, which rate is also subject to incremental increases based on a consolidated total leverage ratio.

EnPro and Coltec are the permitted borrowers under the Revolving Credit Facility. Each of EnPro’s domestic, consolidated subsidiaries (other than Garlock Sealing Technologies LLC, Garrison Litigation Management Group, Ltd. and their respective subsidiaries, which includes The Anchor Packing Company (collectively, “GST”), unless they elect to guarantee upon becoming consolidated subsidiaries in the future) are required to guarantee the obligations of the borrowers under the Revolving Credit Facility, and each of our existing domestic, consolidated subsidiaries (which does not include the domestic entities of GST) has entered into the Amended Credit Agreement to provide such a guarantee.

Borrowings under the Revolving Credit Facility are secured by a first priority pledge of the following assets (which in each case excludes those assets related to the entities that comprise GST unless otherwise elected upon those entities becoming consolidated subsidiaries in the future):

•	100% of the capital stock of each domestic, consolidated subsidiary of EnPro;

•	65% of the capital stock of any first tier foreign subsidiary of EnPro and its domestic, consolidated subsidiaries; and

•	substantially all of the assets (including, without limitation, machinery and equipment, inventory and other goods, accounts receivable, certain owned real estate and related fixtures, bank accounts, general intangibles, financial assets, investment property, license rights, patents, trademarks, trade names, copyrights, chattel paper, insurance proceeds, contract rights, hedge agreements, documents, instruments, indemnification rights, tax refunds and cash) of EnPro and its domestic, consolidated subsidiaries.

The Amended Credit Agreement contains certain financial covenants and required financial ratios, including:

•	a maximum consolidated total net leverage ratio of not more than 4.0 to 1.0 (with total debt, for the purposes of such ratio, to exclude the intercompany notes payable to GST and to be net of up to $100 million, for any measurement period ending prior to the first anniversary of the closing date of the Amended Credit Facility, and thereafter, up to $75 million, in each case of unrestricted cash of EnPro and its domestic, consolidated subsidiaries); and

•	a minimum consolidated interest coverage ratio of at least 2.5 to 1.0.

The Amended Credit Agreement contains affirmative and negative covenants (subject, in each case, to customary and other exceptions and qualifications), including covenants that limit our ability to, among other things:

•	grant liens on assets;

•	incur additional indebtedness (including guarantees and other contingent obligations);

•	make certain investments (including loans and advances);

•	merge or make other fundamental changes;

•	sell or otherwise dispose of property or assets;

•	pay dividends and other distributions and prepay certain indebtedness;

•	make changes in the nature of our business;

•	enter into transactions with affiliates;

•	enter into burdensome contracts;

•	make certain capital expenditures; and

•	modify or terminate documents related to certain indebtedness.

The Amended Credit Agreement contains events of default including, but not limited to, nonpayment of principal or interest, violation of covenants, breaches of representations and warranties, cross-default to other debt, bankruptcy and other insolvency events, material judgments, certain ERISA events, actual or asserted invalidity of loan documentation, certain changes of control of EnPro, the invalidity of subordination provisions of subordinated indebtedness, the failure of the domestic entities of GST to become guarantors following their exit from bankruptcy and reconsolidation with EnPro for financial reporting purposes and, upon the same event, the failure to pledge the equity interests of GST (on the same basis on which the equity of other consolidated subsidiaries of EnPro is pledged) as collateral to secure obligations under the Amended Credit Agreement.

The lenders under the Amended Credit Agreement are Bank of America, N.A., Fifth Third Bank, KeyBank National Association, HSBC Bank USA, N.A., PNC Bank, National Association and Wells Fargo Bank, N.A.

8.	The section entitled “The Offer—Conditions of the Offer” of the Offer to Purchase is hereby amended and supplemented by adding the following sentence:

The Financing Condition was satisfied on August 28, 2014.

9.	The third paragraph of the section entitled “Acceptance for Payment and Payment” of the Offer to Purchase is hereby amended and supplemented by adding the following sentence after the first sentence thereof:

The Financing Condition was satisfied on August 28, 2014.

10.	The section entitled “Conditions to the Offer” of the Offer to Purchase is hereby amended and supplemented by adding the following sentence at the end of the first paragraph thereof:

The Financing Condition was satisfied on August 28, 2014.

11.	The section entitled “Conditions to the Offer—Financing Condition” of the Offer to Purchase is hereby amended and supplemented by replacing the last sentence of that section with the following:

The Financing Condition was satisfied on August 28, 2014. See “The Offer—Source and Amount of Funds” and “—Revolving Credit Facility.”

12.	The section entitled “Additional Considerations Concerning the Offer—Substantial Existing Indebtedness” is hereby amended and supplemented by replacing the first paragraph of that section with the following:

EnPro intends to use borrowings under the Revolving Credit Facility, which was completed and became effective on August 28, 2014, to purchase any Convertible Debentures validly tendered to, and accepted by, it in the Offer. See “The Offer—Purpose of the Transaction; Plans” and “The Offer—Source and Amount of Funds.”

13.	The section entitled “Miscellaneous” of the Offer to Purchase is amended by adding the following at the end of such section:

Directors and Executive Officers

The following persons are directors and executive officers of EnPro.

Name	Position
Stephen E. Macadam	President, Chief Executive Officer and Director
Alexander W. Pease	Senior Vice President and Chief Financial Officer
Todd L. Anderson	President, Stemco
David S. Burnett	Vice President, Treasury and Tax, and Treasurer
J. Milton Childress II	Vice President, Strategic Planning and Business Development
Jon A. Cox	President, Stemco Group and Chief Innovation Officer, EnPro
David K. Fold	Director of Accounting and Financial Reporting and Principal Accounting Officer
Dale A. Herold	President, Garlock Family of Companies and Chief Customer Officer, EnPro
Gilles Hudon	President, Technetics Group
Cynthia A. Marushak	Vice President, Talent and Organizational Development
Robert S. McLean	Vice President, General Counsel and Secretary
Marvin A. Riley	President, Fairbanks Morse Engine
Susan E. Sweeney	President, GGB
Eric A. Vaillancourt	President, Garlock Sealing Products
Kenneth D. Walker	President, Engineered Products Segment, and President, Compressor Products International
Thomas M. Botts	Director
Peter C. Browning	Director
Felix M. Brueck	Director
B. Bernard Burns, Jr.	Director
Diane C. Creel	Director
Gordon D. Harnett	Director
David L. Hauser	Director
Kees van der Graaf	Director

The address of each director and executive officer is c/o 5605 Carnegie Boulevard, Suite 500, Charlotte, North Carolina 28209. The telephone number of each director and executive officer is (704)731-1500.

14.	The first paragraph of the section entitled “Incorporation of Certain Documents by Reference” of the Offer to Purchase is replaced with the following:

We “incorporate by reference” information into this Offer to Purchase. This means that we disclose important information to you by referring you to another document filed separately with the SEC. The information in the documents incorporated by reference is considered to be part of this Offer to Purchase. We incorporate by reference the documents listed below filed by us under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act. These documents contain important information about us and our financial condition.

•	Our Annual Report on Form 10–K for the fiscal year ended December 31, 2013;

•	Our Definitive Proxy Statement filed on Schedule 14A on March 20, 2014;

•	Our Quarterly Reports on Form 10–Q for the periods ended March 31 and June 30, 2014; and

•	Our Current Reports on Form 8–K filed on February 10, 2014, March 4, 2014, March 21, 2014, May 2, 2014, May 13, 2014, June 18, 2014, August 11, 2014 and August 28, 2014.

15.	The section entitled “Cautionary Statement Concerning Forward-Looking Statements” of the Offer to Purchase is amended by deleting the last sentence of the penultimate paragraph of such section.

Item 12 Exhibits

Item 12 of the Schedule TO is hereby amended to add exhibits (a)(5)(i), (b)(1) and (b)(2) and is restated as follows:

Exhibit Number	Description

(a)(1)(i)*	Offer to Purchase, dated August 11, 2014.

(a)(1)(ii)*	Form of Letter of Transmittal.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)	Press Release, dated August 11, 2014 (incorporated by reference to Exhibit 99.1 to the Form 8-K filed on August 11, 2014 by EnPro (SEC File No. 001-31225)).

(a)(5)(i)	Press Release dated August 28, 2014 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed on August 28, 2014 by EnPro (SEC File No. 001-31225)).

(b)(1)	Amended and Restated Credit Agreement dated as of August 28, 2014 among EnPro Industries, Inc., Coltec Industries Inc, the Guarantors party thereto, the Lenders party thereto and Bank of America, N.A., as Administrative Agent, Swing Line Lender and L/C Issuer (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed on August 28, 2014 by EnPro (SEC File No. 001-31225)).

(b)(2)	Commitment letter dated July 14, 2014, among Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated, EnPro Industries, Inc. and Coltec Industries Inc, and commitment confirmations of Fifth Third Bank, KeyBank National Association, HSBC Bank USA, N.A., PNC Bank, National Association and Wells Fargo Bank, N.A.

(d)(1)	Indenture dated as of October 26, 2005 between EnPro and U.S. Bank National Association (as successor-in-interest to Wachovia Bank, National Association), as trustee (incorporated by reference to Exhibit 10.1 to the Form 8-K filed on October 26, 2005 by EnPro (SEC File No. 001-31225)).

(d)(2)	Resale Registration Rights Agreement dated October 26, 2005 between EnPro and Banc of America Securities LLC, as representative of the several initial purchasers (incorporated by reference to Exhibit 10.2 to the Form 8-K filed on October 26, 2005 by EnPro (SEC File No. 001-31225)).

(d)(3)	EnPro Industries, Inc. 2002 Equity Compensation Plan (2014 Amendment and Restatement) (incorporated by reference to Annex B to the Proxy Statement on Schedule 14A filed on March 20, 2014 by EnPro (File No. 001-31225)).

(d)(4)	EnPro Industries, Inc. Senior Executive Annual Performance Plan (2012 Amendment and Restatement) (incorporated by reference to Appendix B to the Proxy Statement on Schedule 14A filed on March 20, 2012 by EnPro (File No. 001-31225)).

(d)(5)	EnPro Industries, Inc. Long-Term Incentive Plan (2012 Amendment and Restatement) (incorporated by reference to Appendix C to the Proxy Statement on Schedule 14A filed on March 20, 2012 by EnPro (File No. 001-31225)).

(d)(6)	EnPro Industries, Inc. Management Purchase Stock Deferral Plan (incorporated by reference to Exhibit 10.1 to the Form 8-K filed on November 2, 2012 by EnPro (File No. 001-31225)).

(d)(7)	Form of EnPro Industries, Inc. Long-Term Incentive Plan Award Grant (incorporated by reference to Exhibit 10.5 to the Form 10-K for the year ended December 31, 2007 filed on February 26, 2008 by EnPro (File No. 001-31225)).

(d)(8)	Form of EnPro Industries, Inc. Phantom Shares Award Grant for Outside Directors (2009 Amendment and Restatement) (incorporated by reference to Exhibit 10.7 to the Form 10-K for the year ended December 31, 2012 filed on February 27, 2013 by EnPro (File No. 001-31225)).

(d)(9)	Form of EnPro Industries, Inc. Restricted Share Award Agreement (incorporated by reference to Exhibit 10.1 to the Form 8-K filed on February 14, 2008 by EnPro (File No. 001-31225)).

(d)(10)	Form of EnPro Industries, Inc. Restricted Share Units Award Agreement (incorporated by reference to Exhibit 10.1 to the Form 8-K filed on April 29, 2009 by EnPro (File No. 001-31225)).

(d)(11)	Form of EnPro Industries, Inc. Restricted Share Units Award Agreement (incorporated by reference to Exhibit 10.10 to the Form 10-K for the year ended December 31, 2012 filed on February 27, 2013 by EnPro (File No. 001-31225)).

(d)(12)	Form of EnPro Industries, Inc. Long-Term Incentive Plan Award Agreement (Performance Shares) (incorporated by reference to Exhibit 10.11 to the Form 10-K for the year ended December 31, 2012 filed on February 27, 2013 by EnPro (File No. 001-31225)).

(d)(13)	Form of EnPro Industries, Inc. Restricted Share Units Award Agreement for Management Stock Purchase Deferral Plan (incorporated by reference to Exhibit 10.13 to the Form 10-K for the year ended December 31, 2012 filed on February 27, 2013 by EnPro (File No. 001-31225)).

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed with Schedule TO filed on August 11, 2014.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ENPRO INDUSTRIES, INC.

By:	/s/ Robert S. McLean
Robert S. McLean
Vice President, General Counsel and Secretary

Dated: August 28, 2014

EXHIBIT INDEX

Exhibit Number	Description

(a)(1)(i)*	Offer to Purchase, dated August 11, 2014.

(a)(1)(ii)*	Form of Letter of Transmittal.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)	Press Release, dated August 11, 2014 (incorporated by reference to Exhibit 99.1 to the Form 8-K filed on August 11, 2014 by EnPro (SEC File No. 001-31225)).

(a)(5)(i)	Press Release dated August 28, 2014 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed on August 28, 2014 by EnPro (SEC File No. 001-31225)).

(b)(1)	Amended and Restated Credit Agreement dated as of August 28, 2014 among EnPro Industries, Inc., Coltec Industries Inc, the Guarantors party thereto, the Lenders party thereto and Bank of America, N.A., as Administrative Agent, Swing Line Lender and L/C Issuer (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed on August 28, 2014 by EnPro (SEC File No. 001-31225)).

(b)(2)	Commitment letter dated July 14, 2014, among Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated, EnPro Industries, Inc. and Coltec Industries Inc, and commitment confirmations of Fifth Third Bank, KeyBank National Association, HSBC Bank USA, N.A., PNC Bank, National Association and Wells Fargo Bank, N.A.

(d)(1)	Indenture dated as of October 26, 2005 between EnPro and U.S. Bank National Association (as successor-in-interest to Wachovia Bank, National Association), as trustee (incorporated by reference to Exhibit 10.1 to the Form 8-K filed on October 26, 2005 by EnPro (SEC File No. 001-31225)).

(d)(2)	Resale Registration Rights Agreement dated October 26, 2005 between EnPro and Banc of America Securities LLC, as representative of the several initial purchasers (incorporated by reference to Exhibit 10.2 to the Form 8-K filed on October 26, 2005 by EnPro (SEC File No. 001-31225)).

(d)(3)	EnPro Industries, Inc. 2002 Equity Compensation Plan (2014 Amendment and Restatement) (incorporated by reference to Annex B to the Proxy Statement on Schedule 14A filed on March 20, 2014 by EnPro (File No. 001-31225)).

(d)(4)	EnPro Industries, Inc. Senior Executive Annual Performance Plan (2012 Amendment and Restatement) (incorporated by reference to Appendix B to the Proxy Statement on Schedule 14A filed on March 20, 2012 by EnPro (File No. 001-31225)).

(d)(5)	EnPro Industries, Inc. Long-Term Incentive Plan (2012 Amendment and Restatement) (incorporated by reference to Appendix C to the Proxy Statement on Schedule 14A filed on March 20, 2012 by EnPro (File No. 001-31225)).

(d)(6)	EnPro Industries, Inc. Management Purchase Stock Deferral Plan (incorporated by reference to Exhibit 10.1 to the Form 8-K filed on November 2, 2012 by EnPro (File No. 001-31225)).

(d)(7)	Form of EnPro Industries, Inc. Long-Term Incentive Plan Award Grant (incorporated by reference to Exhibit 10.5 to the Form 10-K for the year ended December 31, 2007 filed on February 26, 2008 by EnPro (File No. 001-31225)).

(d)(8)	Form of EnPro Industries, Inc. Phantom Shares Award Grant for Outside Directors (2009 Amendment and Restatement) (incorporated by reference to Exhibit 10.7 to the Form 10-K for the year ended December 31, 2012 filed on February 27, 2013 by EnPro (File No. 001-31225)).

(d)(9)	Form of EnPro Industries, Inc. Restricted Share Award Agreement (incorporated by reference to Exhibit 10.1 to the Form 8-K filed on February 14, 2008 by EnPro (File No. 001-31225)).

(d)(10)	Form of EnPro Industries, Inc. Restricted Share Units Award Agreement (incorporated by reference to Exhibit 10.1 to the Form 8-K filed on April 29, 2009 by EnPro (File No. 001-31225)).

(d)(11)	Form of EnPro Industries, Inc. Restricted Share Units Award Agreement (incorporated by reference to Exhibit 10.10 to the Form 10-K for the year ended December 31, 2012 filed on February 27, 2013 by EnPro (File No. 001-31225)).

(d)(12)	Form of EnPro Industries, Inc. Long-Term Incentive Plan Award Agreement (Performance Shares) (incorporated by reference to Exhibit 10.11 to the Form 10-K for the year ended December 31, 2012 filed on February 27, 2013 by EnPro (File No. 001-31225)).

(d)(13)	Form of EnPro Industries, Inc. Restricted Share Units Award Agreement for Management Stock Purchase Deferral Plan (incorporated by reference to Exhibit 10.13 to the Form 10-K for the year ended December 31, 2012 filed on February 27, 2013 by EnPro (File No. 001-31225)).

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed with Schedule TO filed on August 11, 2014.